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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                       American Freightways Corporation
                           (Name of Subject Company)

                                   FDX, INC.
                               FEDEX CORPORATION
                       (Name of Filing Persons-Offeror)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                ---------------

                                   02629V108
                     (Cusip Number of Class of Securities)

                             KENNETH R. MASTERSON
                               FedEx Corporation
                          942 South Shady Grove Road
                               Memphis, TN 38120
                           Telephone: (901) 818-7200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:
                               Dennis S. Hersch
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

      Transaction valuation*                        Amount of filing fee
----------------------------------           ----------------------------------
           $458,332,639                                   $91,667
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*  Estimated for purposes of calculating the amount of the filing fee only.
   The amount assumes the purchase of a total of 16,293,375 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $28.13 in cash. Such number of Shares represents approximately 50.1% of the Shares of American Freightways Corporation (the "Shares") outstanding as of November 10, 2000.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:


Form or Registration No.:                    Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X] third-party tender offer subject to Rule 14d-1.
  [_] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Items 1 through 9, and Item 11.

   This Tender Offer Statement on Schedule TO is filed by FedEx Corporation, a Delaware corporation ("Parent"), and FDX, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase up to 50.1% of the outstanding shares of common stock, par value $.01 per share, and associated rights (the "Shares"), of American Freightways Corporation, an Arkansas corporation ("Company"), at $28.13 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

   Not applicable.

Item 12. Exhibits.

 (a)(1) Offer to Purchase dated November 20, 2000.
 (a)(2) Letter of Transmittal (including Guidelines for Certification of
        Taxpayer Identification Number on Substitute Form W-9).
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(6) Form of summary advertisement dated November 20, 2000.
 (b)(1) Commitment Letter from The Chase Manhattan Bank dated November 10,
        2000.
 (d)(1) Agreement and Plan of Merger among Parent, Purchaser and the Company dated as of November 12, 2000.
 (d)(2) Irrevocable Proxy and Voting Agreement among Parent and certain shareholders of the Company dated as of November 12, 2000.
 (d)(3) Confidentiality Agreement between Parent and the Company dated
        September 21, 2000.
 (d)(4) Confidentiality Agreement between Parent and the Company dated
        September 21, 2000.
 (g)    Not applicable.
 (h)    Not aplicable.


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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FedEx Corporation

                                                /s/ Kenneth R. Masterson

                                          -------------------------------------
                                                       (Signature)

                                          Kenneth R. Masterson, Executive Vice
                                             President, General Counsel and
                                                        Secretary

                                          -------------------------------------
                                                    (Name and Title)

                                                    November 20, 2000

                                          -------------------------------------
                                                         (Date)

                                          FDX, Inc.

                                                /s/ Kenneth R. Masterson

                                          -------------------------------------
                                                       (Signature)

                                             Kenneth R. Masterson, President

                                          -------------------------------------
                                                    (Name and Title)

                                                    November 20, 2000

                                          -------------------------------------
                                                         (Date)


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                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Offer to Purchase dated November 20, 2000.
 (a)(2)      Letter of Transmittal (including Guidelines for Certification of
             Taxpayer Identification Number on Substitute Form W-9).
 (a)(3)      Notice of Guaranteed Delivery.
 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
 (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
 (a)(6)      Form of summary advertisement dated November 20, 2000.
 (b)(1)      Commitment Letter from The Chase Manhattan Bank dated November 10,
             2000.
 (d)(1)      Agreement and Plan of Merger among Parent, Purchaser and the
             Company dated as of November 12, 2000.
 (d)(2)      Irrevocable Proxy and Voting Agreement among Parent and certain shareholders of the Company dated as of November 12, 2000.
 (d)(3)      Confidentiality Agreement between Parent and the Company dated
             September 21, 2000.
 (d)(4)      Confidentiality Agreement between Parent and the Company dated
             September 21, 2000.

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